UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 7, 2024 (October 7, 2024)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

On October 7, 2024, Starfighters Space, Inc. (the "Company") issued a news release to announce the addition of its second launch facility at the Midland, Texas Spaceport.

Key Highlights:

- Midland, Texas Spaceport to be homebase for Starfighters Hypersonic Testing initiatives

- Starfighter Space Midland extends geographic diversification allowing for continuity of operations

Starfighters' second launch facility at Midland comes from an economic development agreement with the Midland Development Corporation (MDC). This agreement is unique as The Midland International Air & Space Port is the first commercial spaceport to be co-located with an FAA Part 139 commercial airport, which gives the spaceport access to the airport's services and resources.

Starfighters Space CEO Rick Svetkoff said, "At the end of the day, it is the team that makes the mission successful. MDC truly understood the power and resiliency of us securing multiple launch facilities and worked with us in bringing the project to life."

Starfighters Space sees Midland, as the anchor of what Svetkoff calls a "Hypersonic Test Corridor." With Starfighters providing a critical airborne testbed for hypersonic research, Midland extends access as far west as Mojave and Vandenberg Space Ports.  Key to the partnership, Starfighters Space and MDC are working to secure FAA approval and certification for the corridor initiative.

Svetkoff went on to note, "As a strategic southwestern hub, Midland will enable our aircraft to reach these various military operating areas much quicker and in a more cost-effective manner."

Starfighters will be conducting research and development for commercial and defense industries, as well as providing an alternative facility for StarLaunch, the Company's supersonic space delivery platform now in development with GE Aeronautics. In kind, the Company plans to invest millions in capital assets and equipment for its presence at Midland International Air & Space Port by 2027. As part of this expansion, Starfighters Space plans to create 23 new full-time jobs in Midland by 2033.

"We are honored to welcome Starfighters Space to Midland," said Lourcey Sams, chairman of the MDC board. "Their decision to expand here highlights Midland's growing reputation as a hub for aerospace innovation. We look forward to the positive impact Starfighters Space will have on our community."

Sams went on to say, "The expansion also serves to highlight Midland's increasing prominence in the aerospace sector, reinforcing its position as a leading destination for high-tech industries."

Starfighters Space is currently undertaking a Reg-A+ offering hosted with Equifund (https://equifund.com), a private market investment platform that delivers vetted, early-stage investing opportunities. To date, Starfighters Space has raised over $6 million from investors.

This opportunity is being offered pursuant to Regulation A by Digital Offering, LLC, an SEC registered broker-dealer, and member of FINRA and SIPC. Investors are encouraged to carefully review the Offering Circular and exhibits prior to investing.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the U.S. Securities and Exchange Commission and has become qualified. The securities offered by the Company are highly speculative. Investing in shares of the Company involves significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue.

For additional information on the Company and the Offering, and other related topics including how to invest, can be found on the Company's website at https://starfightersspace.com and at https://equifund.com/starfighters. Additional information concerning Risk Factors related to the offering, including those related to the business, government regulations, intellectual property and the offering in general, can be found in the risk factor section of the Form 1-A offering circular.

A copy of the news release is attached as Exhibit 99.1 hereto.

Exhibit Index

Exhibit	Description

99.1	News release dated October 7, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: October 7, 2024	By:	/s/ David Whitney
David Whitney Chief Financial Officer